Foley Hoag LLP	Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

January 25, 2013	Dean Hanley 617 832 1128 direct dfh@foleyhoag.com

Via EDGAR

Re:	CSP Inc. (CIK 0000356037) Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A File No. 000-10843
Dear Ms. Kim:
This letter constitutes supplemental correspondence on behalf of CSP Inc. (“CSP” or “Company”) relating to the above-referenced filing, and is being filed in connection with a revised Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”). As a courtesy to the Staff, two copies of the Preliminary Proxy are being provided under separate cover, along with two additional copies that have been marked to show the changes that have been made thereto. The Preliminary Proxy is being filed in response to comments of the Staff set forth in the Staff’s letter dated January 24, 2013.
The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. Other changes, not relating to that letter, have also been made in the Preliminary Proxy, as indicated in the marked materials being separately provided to the Staff.
On behalf of CSP, we respond to the Staff’s comments as follows:
Preliminary Proxy Statement
General

1.
Refer to the supplemental legal opinion that you provided to us on January 14, 2013. We note that it is your legal opinion “that the solicitation by the insurgents does not constitute a solicitation for the appointment of a ‘proxy’ within the meaning of Chapter 156D, Section 7.22 of the MGL.” Please revise to provide us with an opinion of counsel regarding whether the North & Webster participants’ actions and proxy authority are valid under Massachusetts corporate and agency law.

Response: We refer to our letter to you dated January 14, 2013. In response to the Staff’s comment, we hereby amend and clarify our letter by substituting the following text in place of the third paragraph of the section beginning on page 3 entitled “The Insurgents’ ‘Proxy’ Solicitation Is Not the Appointment of A Proxy Under Massachusetts Law”:

Accordingly, it is our opinion that:

(1) the solicitation by the insurgents does not constitute a valid solicitation for the appointment of a “proxy” within the meaning of the Massachusetts Business Corporation Act, Chapter 156D, Section 7.22 of the MGL, because under Massachusetts law a “proxy” is a person or entity who represents a stockholder and appears at a stockholder meeting to act on the stockholder’s behalf, and the insurgents clearly state that they will not attend the Annual Meeting of Stockholders of CSP Inc.; and

(2) the appointment of an entity that is part of the insurgent group by a stockholder, as principal, granting authority to that entity to act as agent for the principal in order to not attend the Annual Meeting of Stockholders of CSP Inc. and otherwise to carry out certain actions set forth in the purported “proxy card” of the insurgents, is a valid agency under Massachusetts common law, but the agent so appointed is not a “proxy” under the Massachusetts Business Corporation Act.

In all other respects, we reiterate and confirm our letter to you dated January 14, 2013 as if it were set forth in full herein, including without limitation our view that the insurgents’ actions are subject to Rule 14a-8. It follows from our opinion above that we believe the insurgents should state clearly and consistently in their materials that they are not soliciting the appointment of a proxy under Massachusetts corporation law but are soliciting to be appointed as agent, for the limited purpose they set forth.

2.
We note that in your supplemental legal opinion you describe the effects of defeating a quorum on the company’s proposals. In an appropriate section, please revise the proxy statement to describe the “holdover” effect on the board and the effects on the advisory proposals, the ratification of auditors, any effects on CSP’s listing requirements and any effect on state law requirement to hold an annual meeting.

Response: In response to the Staff’s comment, the Company has revised its preliminary proxy statement, under the heading “Questions and Answers Regarding the Annual Meeting − How many votes must be present to hold the Annual Meeting?” to describe the “holdover” effect on the board and the effects on the advisory proposals, the ratification of auditors, any effects on CSP’s listing requirements and any effect on state law requirements to hold an annual meeting.

3.	Please revise the proxy statement to describe the company’s treatment of the North & Webster participants’ proxy cards.
Response: In response to the Staff’s comment, the Company has revised its preliminary proxy statement, under the headings “Questions and Answers Regarding the Annual Meeting” and “Recent Developments,” to describe the Company’s treatment of the North & Webster participants’ proxy cards.

Questions and Answers Regarding the Annual Meeting, page 1
Can I change or revoke my vote after submitting it, page 4

4.	Please revise to address how beneficial and record holders may revoke the North & Webster participants’ proxy card.
Response: In response to the Staff’s comment, the Company has revised its preliminary proxy statement, under the heading “Questions and Answers Regarding the Annual Meeting − Can I change or revoke my vote after submitting it?” to address the matter of revoking the North & Webster participants’ proxy card.
Sincerely,
/s/ Dean F. Hanley

Dean F. Hanley
DFH